                                                                    Exhibit 99.1

Talk America Reports Withdrawal of Sun Capital as Potential Purchaser

New Hope, PA, October 23, 2006 - Talk America (NASDAQ:TALK) announced today that Sun Capital Securities Group, LLC (“Sun Capital”) has advised the Company that it has determined, after extensive due diligence review and consideration, that it would not make a definitive offer to acquire the Company at a price greater than the $8.10 price per share provided under Talk America’s September 22, 2006 merger agreement with Cavalier Telephone Corporation and, accordingly, that Sun Capital was withdrawing its earlier conditional proposal to acquire the Company.

As previously reported, Sun Capital, by letter dated September 28, 2006, had proposed “to purchase for cash all of the outstanding shares of Company Common Stock for $9.00 per share,” subject, among other things, to satisfactory completion of a due diligence review of the Company. In reply to the letter, on September 28, 2006, our Board of Directors determined, as permitted by the terms of the Cavalier merger agreement, to make available, and subsequently made available, to Sun Capital access to the information and our management and other personnel that Sun Capital requested to conduct its more extensive review. Sun Capital’s review and consideration commenced promptly after our Board’s determination and continued through Friday, October 20, 2006.

The closing of the Cavalier merger is subject to Company stockholder approval and certain other conditions, including the receipt of certain regulatory approvals, including applicable approvals from the Federal Communications Commission and certain state public utility commissions that regulate the Company’s business, and the absence of certain litigation. Last week, the Antitrust Division of the Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the proposed Cavalier merger. In addition, a number of lawsuits, by persons stated to be Company stockholders, have been filed against the Company and our Board of Directors, generally seeking, among other things, to enjoin the proposed Cavalier merger and claiming breaches by our Board of its fiduciary duties to our stockholders. We consider these lawsuits to be without merit and intend vigorously to contest them.

Additional Information and Where to Find It

In connection with the proposed Cavalier merger, the Company will file a definitive proxy statement with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders are advised to read the definitive proxy statement when it becomes available because it will contain important information about the Cavalier merger and the Company. Investors and security holders may obtain a free copy of the definitive proxy statement (when available) and other documents filed by the Company with the SEC at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement, once available, and the Company’s other filings with the SEC may also be obtained from the Company. Free copies of the Company’s filings may be obtained by directing a request to Talk America Holdings, Inc, 6805 Route 202, New Hope, PA 18938, Attention: Aloysius T. Lawn, IV, General Counsel.

The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed merger. Information concerning the interests of the Company’s participants in the solicitation is set forth in the Company’s proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and in the definitive proxy statement relating to the merger when it becomes available.

About Talk America

Talk America, is a leading competitive, integrated communications provider that offers phone services and high speed Internet access to both business and residential customers.  Services include local and long distance phone service, and data services such as high-speed connectivity, security, web hosting, and network services. Talk America delivers value in the form of savings, simplicity and quality service to its customers through its leading edge network and award-winning back office.

Forward-Looking Statements

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, certain statements contained in this press release regarding our and our management’s intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. These forward-looking statements are not historical facts and are only estimates or predictions. Actual results may differ materially from those projected as a result of risks and uncertainties detailed from time to time in our filings with the SEC. We undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information, or otherwise.

Contact Info:

Talk America
Jeff Schwartz
215-862-1097
jschwartz@talk.com